Filed pursuant to Rule 433

Registration No. 333-261972

Relating to Preliminary Prospectus Supplement dated November 13, 2023

Term Sheet

November 13, 2023

FEDERATIVE REPUBLIC OF BRAZIL—FINAL PRICING TERMS

6.250% Global Bonds due 2031

Issuer	Federative Republic of Brazil (“Brazil”)

Transaction	6.250% Global Bonds due 2031 (the “Global Bonds”)

Ratings	Ba2 (stable) / BB- (positive) / BB (stable) (Moody’s/S&P/Fitch)*

Distribution	SEC Registered

Total Amount Issued	U.S.$2,000,000,000

Total Gross Proceeds (before fees and expenses)	U.S.$1,971,440,000

Coupon	6.250% per annum, 30/360 - day count basis, payable semi-annually

Maturity	March 18, 2031

Offering Price	98.572% of the principal amount, plus accrued interest, if any, from November 20, 2023, the date Brazil expects to deliver the Global Bonds

Yield to Maturity	6.500% per annum

Benchmark Bond	4.875% due October 31, 2030

Benchmark Price	101-04+

Benchmark Yield	4.681%

Reoffer Spread	181.9 bps

Underwriting Fee	0.200%

Interest Payment Dates	March 18 and September 18 of each year

First Interest Payment Date	March 18, 2024

Use of Proceeds

Brazil intends to use the net proceeds of the sale of the Global Bonds for repayment of outstanding external federal public debt of Brazil.

Brazil intends to allocate from budgetary resources an amount at least equal to the net proceeds from the sale of the Global Bonds to fund budgetary programs that qualify as eligible expenditures under its sovereign sustainable bond framework approved on September 5, 2023 (the “Framework”).

Brazil intends to allocate an amount representing a range between 50% to 60% of the virtual allocation of the net proceeds of the issuance to eligible green project categories under the Framework and a range between 40% to 50% of the virtual allocation of the net proceeds of the issuance to eligible social project categories under the Framework. Eligible green and social expenditures include disbursements from January 1, 2023 to the issuance date of the Global Bonds and up to 24 months after the issuance of the Global Bonds.

Optional Redemption

Brazil may redeem the Global Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Global Bonds to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” means, with respect to any redemption date, the yield determined by Brazil in accordance with the following two paragraphs.

The Treasury Rate shall be determined by Brazil after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (“H.15 TCM”) (or any successor captions or headings). In determining the Treasury Rate, Brazil shall select, in this order of preference: (1) the yield for the Treasury constant maturity on H.15 equal to the period from the redemption date to the maturity date (the “Remaining Life”); (2) the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than the Remaining Life and one yield, immediately longer than the Remaining Life – and shall interpolate to the maturity date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity(ies) on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, Brazil shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of, in this order of preference: (a) the United States Treasury security maturing on, or with a maturity that is closest to, the maturity date, as applicable; or (b) the United States Treasury security with a maturity date preceding the maturity date, if there are two or more United States Treasury securities with a maturity date equally distant from the maturity date – one preceding and one following. If there are two or more United States Treasury securities maturing on the maturity date or meeting the criteria of the preceding sentence, Brazil shall select from amongst these, the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States

Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Brazil’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of Global Bonds to be redeemed.

In the case of a partial redemption, selection of the Global Bonds for redemption will be made pro rata, by lot or by such other method as the Trustee in its sole discretion deems fair and appropriate. No Global Bonds of a principal amount of U.S.$200,000 or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption that relates to the note will state the portion of the principal amount of the note to be redeemed. A new note in a principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon surrender for cancellation of the original note. For so long as the Global Bonds are held by DTC (or another depositary), the redemption of the Global Bonds shall be done in accordance with the policies and procedures of the depositary.

Unless Brazil defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Global Bonds or portions thereof called for redemption.

Pricing Date	November 13, 2023

Settlement Date	November 20, 2023 (T+5)

CUSIP / ISIN	105756CG3 / US105756CG37

Denominations	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

Listing	Application will be made to list the Global Bonds on the Luxembourg Stock Exchange—Euro MTF Market

Governing Law	New York Law

Joint Lead Managers and Joint Bookrunners	Itau BBA USA Securities, Inc. J.P. Morgan Securities LLC Santander US Capital Markets LLC

Underwriting Commitments	Itau BBA USA Securities, Inc. U.S.$666,667,000 J.P. Morgan Securities LLC U.S.$666,667,000 Santander US Capital Markets LLC U.S.$666,666,000

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

A prospectus dated March 30, 2022, is available from the website of the Securities and Exchange Commission (SEC) using the following link: https://www.sec.gov/Archives/edgar/data/205317/000119312522091471/d336565dsba.htm.

A preliminary prospectus supplement, subject to completion, dated November 13, 2023, for the Global Bonds, is available from the SEC’s website using the following link: https://www.sec.gov/Archives/edgar/data/205317/000119312523275424/d35347d424b5.htm.

The information in the preliminary prospectus supplement and this term sheet is not complete and may be changed. The preliminary prospectus supplement and this term sheet are not offers to sell any securities and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

Brazil’s Annual Report on Form 18-K for the year ended December 31, 2022 as filed with the SEC on September  20, 2023 is available on the SEC’s website using the following link: https://www.sec.gov/Archives/edgar/data/205317/000119312523238414/d523472d18k.htm

The Issuer has filed a registration statement (including a prospectus) and the preliminary prospectus supplement with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Itau BBA USA Securities, Inc. toll-free at +1-212-710-6749, J.P. Morgan Securities LLC toll-free at +1 212-834-4533, or Santander US Capital Markets LLC toll-free at +1-855-403-3636.

The Global Bonds which are the subject of the offering are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Global Bonds or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Global Bonds or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The Global Bonds which are the subject of the offering are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor in the UK means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); or (ii) a customer within the meaning of the provisions of the UK Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Global Bonds or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Global Bonds or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Neither this term sheet nor any other material relating to the offering has been approved by an authorized person for the purposes of section 21 of the FSMA. This term sheet is only being distributed to and is only directed at (i) persons who are outside the UK or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this term sheet relates will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the same will be engaged in only with, relevant persons. The Global Bonds which are the subject of the offering will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Global Bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this term sheet or any other material relating to the offering.

ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS TERM SHEET AND SHOULD BE DISREGARDED. SUCH LEGENDS, DISCLAIMERS OR OTHER NOTICES HAVE BEEN AUTOMATICALLY GENERATED AS A RESULT OF THIS TERM SHEET HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER SYSTEM.